UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month October 2025

Commission File Number: 001-37611

Pyxis Tankers Inc.

(Translation of registrant’s name into English)

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐UNITED STATES

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 1, 2025, Pyxis Tankers Inc. (the “Company”) entered into an engagement letter with Deloitte Certified Public Accountants S.A. (“Deloitte”), as the Company’s new independent registered accounting firm for the year ended December 31, 2025.

The Company intends to use this Form 6-K to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2025 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate this report on Form 6-K, including Exhibit 16.1 by reference to its Form 20-F to the extent necessary to satisfy such reporting obligations.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No 333-278862), initially filed with the U.S. Securities and Exchange Commission on April 22, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer

Date: October 6, 2025